Exhibit 99.4

NICE Introduces Game-Changing Robotic Process Automation Offering
to Fast-Track Adoption and Success

NEVA Unlimited offers industry’s most complete suite of RPA solutions in one unified bundle, enabling organizations to unleash the full power of automation for their business

Hoboken, N.J., February 6, 2020 – NICE (Nasdaq: NICE) today announced the launch of NEVA Unlimited, a first-of-its-kind, all-inclusive automation package, built to drive successful automation implementations. With NEVA Unlimited, enterprises that purchase NEVA (NICE Employee Virtual Attendant) now receive complimentary unattended automation robots1. This unified offering includes the complete set of NICE’s RPA modules. With the introduction of NEVA Unlimited, customers can now benefit from the broadest automation package available today.

Barry Cooper, President, NICE Enterprise Group, said, "With NEVA Unlimited, NICE unlocks the full potential of the benefits that automation offers. By redefining the way commercial models are built in the industry, NICE provides transparency and simplicity that was previously unavailable. This unprecedented offering includes NICE’s full set of robotic automation solutions and we believe it will accelerate the value automation brings to organizations and shorten time to ROI."

NEVA is the world’s first digital assistant designed with the employee in mind. NEVA’s intelligent, AI-driven interface responds to voice or text communication from employees, offering real-time process guidance and next best action advice as well as executing multiple and varied tasks on their behalf. A natural integrator, NEVA interacts with any desktop application and can trigger unattended process automation.

NEVA Unlimited includes NICE’s complete range of modules to boost automation deployment success and includes Automation Studio, NICE's advanced design tool, OCR (Optical Character Recognition) to effectively handle unstructured data, Automation Finder for intelligent automated process discovery and more. To learn more about NICE’s full suite of automation solutions, click here.

1 Subject to terms and conditions.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.